investor

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


05009289


SEC MAIL RECEIVED PROCESSING
JUN 27 2005
WASH, D.C. 209
SECTION

June 21, 2005

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure


PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

Investor

82-34698

Press Release

Stockholm, June 21, 2005

Hi3G obtains external loan financing

Hi3G has reached an agreement with 12 banks for a five-year loan facility totaling SEK 10.5 billion. The facility covers Hi3G's estimated external loan financing needs for its operations in Sweden and Denmark. Hi3G intends to utilize the entire facility and the company will repay outstanding loans with its owners.

As reported earlier, Investor estimates that its capital contribution to Hi3G, in the form of shareholder's equity, will total approximately SEK 4-5 billion.

Hi3G's owners will initially guarantee the facility. However, the guarantees can be withdrawn partially or in full during the term of the loan, provided that Hi3G fulfills certain financial goals and if approval is obtained from the owners and the banks.

For further information:

Oscar Stege Unger, Investor Relations Manager:
+46 8 614 2059, + 46 70 624 2059
oscar.stege.unger@investorab.com

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.